EXHIBIT 99.1

LEVON RESOURCES LTD.

Suite 400-455 Granville Street

Vancouver, BC V6C 1T1

Tel: (604) 682-3701 Fax: (604) 682-3600

TSX Venture: LVN

December 06, 2006

DRILLING UPDATE

The Company is pleased to announce the completion of the second phase of drilling on the Congress property in British Columbia. All holes intersected the target mineralized zones and assay results will be released as soon as they are available.

The Congress Property is located in the Historic Bralorne Mining District, 90 kilometres west of the town of Lillooet, accessible by year round government maintained and paved BC Highway 40.

For further information contact Ron Tremblay, President, Levon Resources Ltd., 604-682-3701

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.